EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333- 189559 and 033-54295) and Form S‑3 (Nos. 333-223595 and 333-71350) of Graham Holdings Company of our report dated February 23, 2018, except with respect to our opinion on the consolidated financial statements insofar as it relates to the change in the manner in which the Company classifies fringe costs discussed in Notes 1 and 2 and accounts for pension and postretirement benefit costs discussed in Notes 1, 2 and 15, and in the composition of reportable segments discussed in Notes 1, 2, 9 and 20, as to which the date is May 21, 2018, relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in this Current Report on Form 8‑K.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia
May 21, 2018